UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 16, 2003

COLE NATIONAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-12814	34-1453189
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1925 ENTERPRISE PARKWAY	**44087**
TWINSBURG, OHIO	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(330) 486-3100**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

    (c) Exhibits. The following exhibit is furnished with this Form 8-K:

    99.1   Press release of Cole National Corporation, dated December 16, 2003.

Item 12. Results of Operations and Financial Condition

    On December 16, 2003, Cole National Corporation (the "Company") issued a press release, announcing financial results for the third fiscal quarter of 2003. A copy of the press release is being furnished as Exhibit 99.1 hereto and is incorporated herein by reference. Pursuant to the rules and regulations of the Securities and Exchange Commission, such exhibit and the information set forth therein and herein shall be deemed "furnished" and not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cole National Corporation

By: /s/ Ann M. Holt
_____

Name: Ann M. Holt
Title: Sr. Vice President and Corporate Controller

Date: December 16, 2003

<u>EXHIBIT INDEX</u>

<u>Exhibit Number</u>	**<u>Description</u>**
99.1	Press release of Cole National Corporation, dated December 16, 2003.